Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Nine Months Ended				Twelve Months Ended
	September 30,				December 31,
	2017		2016		2016		2015		2014		2013		2012
Earnings from continuing operations before income taxes and equity in loss of investee companies	$1,793		$1,848		$2,230		$2,264		$1,858		$2,303		$1,994
Add:
Distributions from investee companies	—		5		3		3		9		8		11
Interest expense, net of capitalized interest	336		304		411		392		363		375		401
1/3 of rental expense	44		42		56		58		57		55		55
Total earnings from continuing operations	$2,173		$2,199		$2,700		$2,717		$2,287		$2,741		$2,461

Fixed charges:
Interest expense, net of capitalized interest	$336		$304		$411		$392		$363		$375		$401
1/3 of rental expense	44		42		56		58		57		55		55
Total fixed charges	$380		$346		$467		$450		$420		$430		$456
Ratio of earnings to fixed charges	5.7	x	6.4	x	5.8	x	6.0	x	5.4	x	6.4	x	5.4	x